Exhibit 1.01

Arrival

Conflict Minerals Report

For the Year Ended December 31, 2022

In Accordance with Rule 13p-1 Under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) for Arrival and its affiliates (“Arrival,” “Company,” or “we”) for the calendar year 2022 (the “Reporting Period”) is presented by Arrival in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934. For the purposes of this Report, “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives which are limited to tin, tantalum, and tungsten (collectively with gold, “3TG”). The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company manufactures products for which Conflict Minerals are necessary to their functionality. These products are collectively referred to in this Report as the “Covered Products.”

Founded in 2015, Arrival is driving the transition to electric vehicles (“EVs”) globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Arrival aims to revolutionize the Class 4 EV segment. Its XL Van is purpose-built to target the high-margin, last-mile delivery market, which Arrival believes is currently underserved by large-scale OEMs. Arrival’s vans are designed and manufactured through a flexible in-house method that it expects to result in streamlined integration, significantly reduced time from concept to market, lowered capital expenditures, and a superior user experience. Arrival performs design and manufacturing in-house, eliminating the limitations of the traditional use of standardized truck chassis and second-stage manufacturers. The Company uses proprietary hardware components, robotics technologies, and sustainable composite materials to efficiently produce vehicles that will be customized for the cities and regions that they serve.

In September 2022, Arrival announced that it had produced the first production verification vehicle from its microfactory located in Bicester, United Kingdom (the Arrival L van) using in-house technologies, including composite materials, autonomous mobile robots, in-house components and a software defined factory. The Arrival L vans produced in the calendar year 2022 in the Company’s factory in Bicester, United Kingdom, will be used for continued testing, validation and quality control, rather than being sold to customers, enabling the Company to further develop its automated factory processes and integrate its autonomous mobile robots and to validate its engineering designs and components. In recent months, the Company has sharpened its focus on its U.S. product strategy and plans the production of its XL Van at its Charlotte, North Carolina factory. Start of production in Charlotte is targeted for late 2024.

I: Management Systems and Due Diligence

The Company’s supply chain is global. We do not directly purchase 3TG from any smelter or refiners, and do not, to the best of our knowledge, directly purchase from the Covered Countries. Typically, we are several tiers downstream and removed from smelters and refiners, and currently do not have a direct relationship with them. We rely on our direct suppliers to provide information on the origin of any Conflict Minerals contained in the parts supplied to us.

The due diligence process was designed to conform with the internationally recognized framework set out in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”).

Arrival’s supply chain is a mix of traditional Tier 1 automotive suppliers, as well as other innovative high-tech suppliers. Determining the origin of all our suppliers’ products in such a complex supply chain environment is difficult, but we have improved our due diligence practices to provide additional information and transparency.

II: Reasonable Country of Origin Inquiry

For the calendar year 2022, the Company determined that Conflict Minerals were necessary to the functionality or production of products that were manufactured. In accordance with the Rule, the Company conducted a Reasonable Country-of-Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals originated in the Covered Countries. The RCOI consisted principally of identifying “in scope” suppliers to provide traceability throughout our supply chain to establish the origin of Conflict Minerals. In conducting the RCOI, the Company used various measures, including requesting completion of the Responsible Minerals Initiative (“RMI”) and the Conflict Minerals Reporting Template (“CMRT”) using a third-party online platform. The Company requested this information from 100% of its direct suppliers. Training and education to guide suppliers on best practices and the use of this template were also included.

Among the purposes of this request for information from suppliers were (1) to identify, if possible, the supply chain, including smelters and refiners that contribute refined Conflict Minerals to the Company’s products, and (2) to obtain information from those identified suppliers regarding whether any of the components they provided originated from Covered Countries.

The Company’s online platform also provided functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement were managed through this platform.

The Arrival vans and associated components that the Company manufactures are complex and contain parts from multiple suppliers. Through an analysis of our components and associated suppliers, we determined that it is possible that 3TG may be found in many of our products. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by its suppliers is limited. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals in the Covered Products.

The Company does not have a direct relationship with any Conflict Mineral smelters or refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters and refiners conducted as part of the Responsible Minerals Assurance Process (“RMAP”). The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

III: Due Diligence Results

We did identify that some of our suppliers may be sourcing 3TG from a Covered Country but could not identify the specific smelter or refiner. The majority of our supplier CMRT responses are at the company level and therefore do not identify the smelter and refiners used for our specific parts and components. Some information received contained inconsistent or incomplete data and where possible, we followed-up with suppliers to attempt to resolve.

Based on the information we received from our suppliers, we believe that, to the best of our knowledge, the smelters and refiners listed in Appendix A – 2022 Arrival Supplier Smelter List to this Report may have been used to process the 3TG contained in the products we manufactured.

Through its due diligence procedures, the Company identified 132 in-scope suppliers. Supplier information was reviewed to categorise all suppliers as set forth in the table below.

Due Diligence Process Results

Total number of suppliers in scope of Conflict Minerals requirements	132
Supplier Responses:
No Conflict Minerals used in the production of parts	12
Conflict Minerals do not originate from the Covered Countries	6
Conflict Minerals originate from the Covered Countries using certified conflict-free smelters or refiners	4
Conflict Minerals originate from the Covered Countries using non-certified smelters or refiners	4
Conflict Minerals source is unknown	106

Total Supplier Responses	26

Identified Countries of Origin. Consistent with the OECD Framework, our efforts to determine countries of origin, the facilities, and the locations of origin of Conflict Minerals necessary to the functionality or manufacture of our products consisted of the due diligence activities described in this Report. In response to these due diligence efforts, certain in-scope suppliers provided us with no information, certain in-scope suppliers provided partial information, and certain in-scope suppliers provided us with complete information. Based on the information provided by suppliers pursuant to the due diligence process, the Company does not have sufficient information with respect to the Covered Products to fully and reliably determine the countries of origin of all of the Conflict Minerals in the Covered Products. However, based on the information that has been obtained from suppliers, the Company has reasonably determined that the countries of origin of its suppliers’ products include the countries listed in Appendix A.

IV: Grievance Mechanisms

The Company has established multiple grievance mechanisms whereby employees and suppliers can report violations, including on Conflict Minerals. Suppliers and others outside of the Company may contact the Company’s Speak Up Team, including to report grievances, via a set of dedicated email addresses that are published in the Company’s Supplier Code of Conduct. In addition, employees and others may anonymously report suspected violations using the Company’s Speak Up process. Any violations are reported to the Company’s Business Ethics Committee.

Forward-Looking Statements

This report may contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to Arrival, including statements relating to Arrival’s strategy, its manufacturing process, the use of the L van and the start of production of the XL Van. These forward-looking statements generally are identified by words such as “aim”, “believe,” “target,” “expect,” “result”, “will,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, but not limited to: (i) the risk that Arrival will be unable to raise additional capital on acceptable terms or at all; (ii) changes and delays in the design and manufacture of Arrival’s products, including global shortages in parts and materials (iii) changes in the competitive and highly regulated industries in which Arrival operates, (iv) variations in performance across competitors, (v) changes in laws and regulations affecting Arrival’s business; (vi) the outcome of any legal or regulatory proceedings that may be instituted against Arrival, (vii) limitations of the ability or willingness of suppliers to provide accurate and complete information, (viii) limitations on Arrival’s ability to verify the accuracy or completeness of supply chain information provided by suppliers and others. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by Arrival with the SEC from time to time, which continue to apply.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, neither Arrival nor any of its affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of this report, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this report or elsewhere might not occur. Arrival does not give any assurance that it will achieve its expectations.

Appendix A

Andorra

Australia

Austria

Belgium

Bolivia

Brazil

Canada

Chile

China

Colombia

Czechia

Estonia

France

Germany

Ghana

India

Indonesia

Italy

Japan

Kazakhstan

Republic Of Korea

Kyrgyzstan

Lithuania

Malaysia

Mauritania

Mexico

Myanmar

Netherlands

New Zealand

North Macedonia

Norway

Peru

Philippines

Poland

Russian Federation

Rwanda

Saudi Arabia

Singapore

South Africa

Spain

Sudan

Sweden

Switzerland

Taiwan, Province of China

Thailand

Turkey

United Arab Emirates

United States Of America

Uzbekistan

Vietnam

Zimbabwe